Management's Discussion and Analysis of Operations and Financial Condition
For the year ended December 31, 2023

Management's Discussion and Analysis of Operations and Financial Condition

This Management's Discussion and Analysis of Operations and Financial Condition (“MD&A”) of i-80 Gold Corp. (“i-80 Gold” or the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements (the “Financial Statements”) for the year ended December 31, 2023, and the notes thereto. The Company’s Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”). Unless otherwise stated, all amounts discussed herein are denominated in U.S. dollars (C$ represents Canadian dollars). This MD&A was prepared as of March 12, 2024, and all information is current as of such date. Readers are encouraged to read the Company’s public information filings on i-80 Gold’s web-site at www.i80gold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

This discussion provides management's analysis of the Company’s historical operating and financial results and provides estimates of future operating and financial performance based on information currently available. Actual results may vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. Cautionary statements regarding mineral reserves and mineral resources, and forward-looking information can be found in the Sections titled “Technical Information” and “Cautionary Statements on Forward-Looking Statements” in this MD&A.

The Company has included certain non-IFRS financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-IFRS financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Descriptions and reconciliations associated with the non-IFRS financial performance measures can be found in the section titled “Non-IFRS Financial Performance Measures” in this MD&A.
OVERVIEW
Company Overview
i-80 Gold Corp. is a Nevada-focused growth-oriented gold and silver producer engaged in the exploration, development, and production of gold, silver and polymetallic deposits. The Company's principal assets (all wholly-owned) include the Ruby Hill mine, Lone Tree mine, Granite Creek mine, McCoy-Cove project, and FAD project.
The Company was incorporated on November 10, 2020, in the province of British Columbia, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol IAU and the New York Stock Exchange (“NYSE”) under the symbol IAUX. The Company’s headquarters are located at 5190 Neil Road, Suite 460, Reno, Nevada, 89502.

Highlights

Fourth Quarter

•Gold sales of 3,350 ounces at a realized gold price of $1,9961 per ounce.
•61,223 tons of mineralized material sold (29,512 tons of sulfide mineralized material) for total revenues of $19.0 million.
•December 31, 2023 cash balance of $16.3 million and $44.5 million in restricted cash.
•Continued drilling of polymetallic mineralization at the Ruby Hill mine (18,804 feet).
•Continued underground core drilling delineation of the CSD Gap and Helen zones at the McCoy-Cove project (13,102 feet).
•Continued drilling infill holes at South Pacific Zone at the Granite Creek mine (6,448 feet).
•Completed 3,965 feet of horizontal advance at the Granite Creek mine.

Year to Date

•Gold sales of 14,613 ounces at a realized gold price of $1,9401 per ounce.
•83,933 tons of mineralized material sold (29,512 tons of sulfide mineralized material) for total revenues of $26.3 million.
•Completed 2,644 feet of exploration ramp development at McCoy-Cove.
•Completed 12,712 feet of horizontal development at the Granite Creek mine.
•A total of 204,824 feet (core and RC) drilled by the end of the fourth quarter with multiple positive results to expand mineralization further at the Ruby Hill mine, the Granite Creek mine, the McCoy-Cove project and the FAD project.

Financing Agreements

Private Placement of Common Shares

On February 20, 2024, the Company completed a non-brokered private placement of common shares. An aggregate of 12,989,204 shares were issued by the Company at a price of C$1.80 per common share for aggregate gross proceeds of C$23.4 million. Certain directors and/or officers of the Company subscribed for C$0.3 million in common shares under the private placement.

1 See “Non-IFRS Financial Performance Measures” section of this MD&A.

Contingent Payment

On February 9, 2024, the Company issued 1,600,000 common shares to Waterton at a price of C$1.80 for total gross proceeds of C$2.9 million ($2.1 million) as partial consideration of the contingent value rights payment related to Granite Creek due upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded $2,000 per ounce, as further described in Note 9 (b) of the Financial Statements.

Silver Purchase Agreement

On January 12, 2024, the Company entered into an extension agreement in relation to the silver purchase and sale agreement entered into with affiliates of Orion (“Silver Purchase Agreement”) pursuant to which in the event that the amount of silver delivered under the Silver Purchase Agreement is less than the minimum delivery amount, the Company shall make up such difference (the “Shortfall Amount”) by delivering on or before the fifteenth day of the month immediately following such calendar year (the "Delivery Deadline"). The 2023 Shortfall Amount Delivery Deadline was extended from January 15, 2024, to April 15, 2024 (the "Extension"). In connection with the Extension the Company paid an amendment fee of $0.2 million and issued 0.5 million common share warrants exercisable at C$2.72 per share with an exercise period of 48 months or until January 24, 2028. The warrants include a four month hold period.

A&R Gold Prepay Agreement

In September, 2023, the Company entered into an amended and restated gold prepay purchase and sale agreement (the “A&R Gold Prepay Agreement”) with OMF Fund III (HG) Ltd., an affiliate of Orion Mine Finance (“Orion"), pursuant to which the Company received aggregate gross proceeds of $20 million (the "2023 Gold Prepay Accordion") structured as an additional accordion under the existing gold prepay purchase and sale agreement entered into with affiliates of Orion (the “Gold Prepay Agreement“).

The 2023 Gold Prepay Accordion will be repaid through the delivery by the Company to Orion of 13,333 ounces of gold over a period of 12 quarters. Obligations under the A&R Gold Prepay Agreement, including the 2023 Gold Prepay Accordion, will continue to be senior secured obligations of the Company and its wholly-owned subsidiaries. The remaining terms of the A&R Gold Prepay Agreement remain substantially the same as the existing Gold Prepay Agreement. The Company may request an increase in the prepayment by an additional amount not exceeding $50 million in aggregate in accordance with the terms of the A&R Gold Prepay Agreement.

In connection with the 2023 Gold Prepay Accordion, the Company issued to Orion warrants to purchase up to 3.8 million common shares of the Company at an exercise price of C$3.17 per common share until September 20, 2026, and extended the expiry date of 5.5 million existing warrants by an additional 12 months to December 13, 2025.

Private Placement of Common Shares

In August 2023, the Company completed a private placement of common shares led by CIBC Capital Markets on behalf of a syndicate of underwriters. An aggregate of 13,629,800 shares were issued by the Company at a price of C$2.70 per common share for aggregate gross proceeds of C$36.8 million ($27.7 million).

Certain directors and/or officers of the Company subscribed for C$0.5 million in common shares and a related party subscribed for C$2.7 million in common shares under the private placement, both of which are related party transactions.

Private Placement of Convertible Debentures

On February 22, 2023, the Company closed a private placement offering of $65 million principal amount of secured convertible debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures bear interest at a fixed rate of 8.00% per annum and mature on February 22, 2027, being the date that is four years from the offering closing date. Outstanding amounts under the Convertible Debentures are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, $3.38 per common share, and (b) in the case of accrued and unpaid interest, subject to TSX approval, at the market price of the common shares at time of the conversion of such interest.

Strategic Overview

Acquisition of Paycore Minerals

On May 5, 2023, the Company completed the acquisition of Paycore Minerals Inc. ("Paycore"). Paycore’s principal asset is the FAD property that is host to the FAD deposit located immediately south of, and adjoining, the Company’s Ruby Hill Property located in Eureka County, Nevada. The acquisition consolidates the northern portion of the Eureka District, increasing the Company’s land package at Ruby Hill.

The Company acquired 100% of the issued and outstanding shares of Paycore at an exchange ratio of 0.68 i-80 Gold common share for each Paycore common share held (the “Exchange Ratio”). All outstanding options and warrants of Paycore that were not exercised prior to the acquisition date were replaced with i-80 Gold options and warrants, as adjusted in accordance with the Exchange Ratio.

The Paycore acquisition was accounted for as an asset acquisition as management determined that substantially all the fair value of the gross assets acquired were concentrated on the FAD mineral property. The components of consideration that were paid is detailed in the table below:

Components of consideration paid:
Share consideration (i)	$66,037
Common shares issued in relation to contingent value rights (ii)	12,750
Replacement warrants (iii)	2,675
Replacement options (iii)	2,515
Previously held interest (iv)	4,116
Transaction costs	323
$88,416
(i)    The fair value of 25,488,584 common shares issued to Paycore shareholders was determined using the Company's share price of C$3.46 per share on the acquisition date.

(ii)    Following completion of the arrangement and in accordance with the Amendment to the Contingent Value Rights Agreement dated February 26, 2023 among the Company, Paycore, Golden Hill Mining LLC, and Waterton Nevada Splitter, LLC and Waterton Nevada Splitter II, LLC (collectively, "Waterton"), all of the obligations outstanding under the outstanding contingent value rights agreement between Paycore, Golden Hill Mining LLC and Waterton dated April 20, 2022, with an aggregate value of $12.75 million were satisfied through the issuance of 5,016,991 i-80 Gold common shares to Waterton on May 9, 2023. The fair value of 5,016,991 common shares issued to Waterton was determined using the Company's share price of C$3.46 per share on the acquisition date.

(iii)    The fair value of 1,727,200 replacement options and 3,755,257 replacement warrants was determined using the Black-Scholes pricing model with the following assumptions:

	Stock Options	Warrants
Risk free rate	3.55% to 3.91%	3.66% to 4.52%
Expected life	18 to 29 months	12 to 24 months
Expected volatility	52% to 56%	52% to 58%
Share price	C$3.46	C$3.46

(iv)    On May 5, 2023 and immediately prior to the Paycore acquisition the Company owned 2,336,200 Paycore common shares. The Company's investment in Paycore was remeasured at fair value on the acquisition date using the Exchange Ratio and the Company's share price of C$3.46 per share on the acquisition date with the change in fair value recognized through the statement of loss as further described in Note 18 of the Financial Statements.

The table below presents the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Net assets (liabilities) acquired:
Cash	$10,027
Other assets	206
Mineral properties	78,218
Accounts payable	(35)
Fair value of net assets acquired	$88,416
Functional and Presentation Currency
The functional currency of the Company and its subsidiaries is the United States dollar ("USD" or "US dollars") which reflects the underlying transactions, events and conditions that are relevant to the entity. Management considers primary and secondary indicators in determining functional currency including the currency that influences sales prices, labor, purchases and other costs. Other indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained.

DISCUSSION OF OPERATIONAL RESULTS

Granite Creek mine

The Granite Creek mine has an extended history of gold exploration and mining activity. Gold was initially discovered in the mid to late 1930’s. Approximately one million ounces have been produced from the property since that time. The Granite Creek mine comprises of several land parcels which now encompass approximately 4,480 acres, located in the Potosi mining district, 27 miles northeast of Winnemucca, within the southeastern part of Humboldt County, Nevada. The seven-square miles of land contain all areas of past gold production and the area of the currently estimated mineral resource. This area includes the historical Pinson Mine. Highlights for the year ended December 31, 2023, include:

•Gold production and sales of leached ounces totaling 401 ounces at an average realized gold price1 of $2,010 for the three months ended December 31, 2023.
•Gold production and sales of leached ounces totaling 1,745 ounces at an average realized gold price1 of $1,940 for the year ended December 31, 2023.
•Sale of total mineralized material of 61,223 tons (29,512 tons of sulfide material, containing an estimated equivalent of 7,699 ounces of gold) for proceeds of $19.0 million for the three months ended December 31, 2023.
•Sale of total mineralized material of 83,933 tons (29,512 tons of sulfide material, containing an estimated equivalent of 7,699 ounces of gold) for proceeds of $26.3 million for the year ended December 31, 2023.
•3,965 feet and 12,712 feet of combined horizontal advance, respectively, for the three months ended December 31, 2023 and the year ended December 31, 2023.
•6,448 feet and 27,392 feet of drilling completed, respectively, for the three months ended December 31, 2023 and the year ended December 31, 2023.

For the three months ended December 31, 2023, the Company has entered into an ore sale agreement with a third party. A total of 29,551 tons of sulfide mineralized material has been sold.

McCoy-Cove project

The McCoy-Cove project covers 30,923 acres and is located 32 miles south of the town of Battle Mountain, in the Fish Creek Mountains of Lander County, Nevada, and lies within the McCoy Mining District. The McCoy-Cove project is, for the most part, on land controlled by the U.S. Department of Interior, Bureau of Land Management ("BLM") and patented mining claims. The McCoy-Cove project consists of 1,535 100%-owned unpatented claims and twelve leased patented claims. Highlights for the year ended December 31, 2023, include:

•Achieved high grade infill drilling results at Helen and Gap Zones for the three months ended December 31, 2023.
•13,120 feet and 61,150 feet of total drilling completed, respectively, for the three months ended December 31, 2023 and the year ended December 31, 2023.
•Completed the 40-day pump test with pump test report expected in Q1 2024.
•Baseline field studies including air quality analyses, cultural resources, biological, geochemical, and hydrological continue to move forward.
•Preliminary work has also commenced on the Environmental Impact Statement (EIS) NEPA third-party contractor process with a contract award expected sometime in the second half of 2024.

Ruby Hill mine

The Ruby Hill mine is located within the Battle Mountain-Eureka Trend, and is host to the Archimedes open pit and multiple gold, silver and base metal deposits. Processing infrastructure at Ruby Hill includes a primary crushing plant, grinding mill, leach pad, and carbon-in-column circuit. The Company's interest in the Ruby Hill mine is held through Ruby Hill Mining Company, LLC. Highlights for the year ended December 31, 2023, include:

•Gold production and sales of 1,862 ounces for the three months ended December 31, 2023.
•Gold production and sales of 6,643 ounces for the year ended December 31, 2023.
•Average realized gold price1 of $1,976 per ounce sold for the three months ended December 31, 2023.
•Average realized gold price1 of $1,910 per ounce sold for the year ended December 31, 2023.
•High grade polymetallic base metal drilling results from Hilltop Zones.
•Advancing permitting for underground development

Lone Tree mine

The Lone Tree mine is an advanced-stage development project located within the Battle Mountain-Eureka Trend, midway between the Company's Granite Creek and McCoy-Cove projects. The property consists of the past-producing Lone Tree mine and processing facility, as well as the nearby Buffalo Mountain deposit and the Brooks open pit mine, which is currently on care and maintenance. Processing infrastructure at Lone Tree includes an autoclave, carbon-in-leach mill, flotation mill, heap leach facility, assay lab and gold refinery, tailings dam, waste dumps and several buildings that the Company anticipates will be useful for developing all mining projects, including a warehouse, maintenance shop and administration building. Highlights for the year ended December 31, 2023, include:

•Gold production and sales of 1,087 ounces for the three months ended December 31, 2023.
1 See “Non-IFRS Financial Performance Measures” section of this MD&A.

•Gold production and sales of 6,225 ounces for the year ended December 31, 2023.
•Average realized gold price of $2,024 per ounce sold1 for the three months ended December 31, 2023.
•Average realized gold price of $1,972 per ounce sold1 for the year ended December 31, 2023.
Exploration, Evaluation and Pre-development
During the three months ended December 31, 2023, the Company was primarily focused on exploration and pre-development activities at the McCoy-Cove projects, the Ruby Hill mine, the Granite Creek mine and the FAD project. The following table represents the cumulative exploration, evaluation, and pre-development expenses to date by project.

	Status	Cumulative to December 31, 2021	Period ending December 31, 2022	Cumulative to December 31, 2022	Period ending December 31, 2023	Cumulative life of project to date
(in thousands of U.S. dollars) (i)
Granite Creek, Nevada	Active	8,423	13,578	22,001	3,715	25,716
McCoy-Cove, Nevada	Active	57,746	4,196	61,942	14,069	76,011
Lone Tree, Nevada	Active	4	—	4	—	4
Ruby Hill, Nevada	Active	825	19,552	20,377	17,063	37,440
FAD, Nevada	Active	—	—	—	3,675	3,675
Buffalo Mountain, Nevada	Active	—	1,483	1,483	332	1,815
Goldbanks, Nevada	Terminated	7,420	—	7,420	—	7,420
Rye, Nevada	Terminated	1,196	—	1,196	—	1,196
Other (ii)		488	—	488	59	547
Total		76,102	38,809	114,911	38,913	153,824
(i)May not add due to rounding
(ii)Other includes technical work not associated with an above property
Granite Creek mine

During the three months ended December 31, 2023, drilling at the Granite Creek mine was focused on advancing delineation of the South Pacific Zone. A total of 6,448 feet and 27,392 feet of core and RC drilling was completed, respectively, for the three months and year ended December 31, 2023. Water treatment plant has been completed and permit has been received in 2024. The installation of de-watering Well 6 is complete and the mobilization of the water treatment plant has started.
McCoy-Cove project
Underground delineation drilling continued, with 13,102 feet and 61,150 feet of core and RC drilled, respectively, for the three months and year ended December 31, 2023. Expenditures continued during the quarter on the hydrology studies, and engineering of de-watering and mining options. The exploration decline was completed in the third quarter of 2023.

Ruby Hill mine

During the three months ended December 31, 2023, drilling at Ruby Hill was focused on advancing exploration and delineation of multiple CRD mineralized discoveries. Definition and expansion drilling of high-grade polymetallic mineralization along the Hilltop fault structure remains a priority. 7,941 feet of core drilling and 10,890 feet of RC drilling was completed during the three months ended December 31, 2023. For the year ended December 31, 2023, 42,791 feet of core drilling and 50,695 feet of RC drilling was completed. The Ruby Hill property provides significant diversification as it is host to oxide gold, sulphide gold, polymetallic CRD and skarn base metal mineralization. Metallurgical work continues on the flotation optimization of base metals at the Hilltop deposit. Future base metal flotation work will be conducted on the Blackjack deposit in the fourth quarter. The draft Preliminary Economic Assessment (“PEA”) for Ruby Hill 426 and Ruby Deeps underground gold mine remains under internal review.
FAD Project
After the acquisition of Paycore, which included Golden Hill Mining LLC and the FAD property, drilling continued on mineralization at FAD. Drilling is focused on infill and step-out drilling. Over 4,437 feet and 22,794 feet of core and RC drilling were completed, respectively, for the three months and year ended December 31, 2023.
1 See “Non-IFRS Financial Performance Measures” section of this MD&A.

DISCUSSION OF FINANCIAL RESULTS

	Three months ended December 31,		Year ended December 31,
(in thousands of U.S. dollars, unless otherwise noted)	2023	2022	2023	2022

Revenue	25,837	11,647	54,910	36,958
Cost of sales (i)	(21,878)	(13,530)	(52,852)	(28,861)
Depletion, depreciation and amortization	(1,613)	(1,579)	(7,202)	(4,528)
Mine operating (loss) income	2,346	(3,462)	(5,144)	3,569

Expenses
Exploration, evaluation and pre-development	8,825	6,625	38,913	38,809
General and administrative	4,788	4,509	18,512	17,090
Property maintenance	2,321	2,111	10,313	3,249
Share-based payments	667	820	3,122	3,280
Loss before the following	(14,255)	(17,527)	(76,004)	(58,859)

Other (expense) income	(8,228)	(43,696)	34,922	(11,683)
Finance expense	(9,208)	(5,954)	(31,906)	(20,488)
Loss before income taxes	(31,691)	(67,177)	(72,988)	(91,030)

Current tax expense	(228)	—	(228)	—
Deferred tax recovery	—	3,239	8,020	11,833
Loss and comprehensive loss for the period	(31,919)	(63,938)	(65,196)	(79,197)
(i) For the three months and year ended December 31, 2023, includes an inventory impairment of 1.5 million and $10.0 million, respectively.

Financial results for the three months ended December 31, 2023
Mine operating income for the three months ended December 31, 2023 was $2.3 million, primarily from revenue of $25.8 million from sales of 61,223 tons of mineralized material, 3,350 ounces of gold, and 5,269 ounces of silver, offset by cost of sales of $21.9 million and $1.6 million of depletion, depreciation and amortization. Sales of 61,223 tons of mineralized material consists of 31,711 tons of oxide material and 29,512 tons of sulfide material, resulting in revenues of $6.5 million and $15.5 million, respectively. Cost of sales increased mainly due to higher processing costs from ore sale agreements and higher cost per ounce from leach pads reaching the end of their life cycle at the Ruby Hill and Lone Tree mine. During the three months ended December 31, 2023, inventory impairments of $1.5 million were included in cost of sales and depletion, depreciation and amortization. The inventory impairments were primarily related to increased cost and estimated time to recover ounces from leach pads at the Ruby Hill mine and Granite Creek mine’s leach material that were placed on the leach pad at the Lone Tree mine facility. Mine operating loss for the three months ended December 31, 2022 was $3.5 million, primarily due to cost of sales of $13.5 million and depletion, depreciation and amortization of $1.6 million, offset by revenue of $11.6 million from sales of 6,769 ounces of gold and 2,072 ounces of silver.
Operating loss for the three months ended December 31, 2023 was $14.3 million compared to operating loss of $17.5 million in the comparative prior year period. The decrease of $3.2 million was primarily due to increases in exploration, evaluation and pre-development expenses of $2.2 million period over period, offset by increases in mine operating income of $5.8 million. The increases in mine operating income of $5.8 million was primarily driven by higher revenue from ore sales at the Granite Creek mine.

	Three months ended December 31,
	2023	2022
McCoy-Cove, Nevada	3,829	2,073
Ruby Hill, Nevada	2,039	3,352
Granite Creek, Nevada	1,532	227
FAD, Nevada	1,394	—
Buffalo Mountain, Nevada	23	961
Other (i)	8	12
Total exploration, evaluation and pre-development	8,825	6,625
(i)Other includes charges for regional technical services costs not charged to a property.
For the three months ended December 31, 2023, the company recognized $8.8 million of exploration, evaluation and pre-development expenses, $2.2 million higher compared to the three month period ended December 31, 2022. The increase was primarily due to a $1.8 million increase at McCoy-Cove related to underground delineation, hydrology studies, and engineering of de-watering and mining options, a $1.4 million increase at FAD related to drilling, and a $1.3 million increase at the Granite Creek mine due to the completion of drilling program in 2022, offset by a reduction in drilling of $1.3 million at Ruby Hill.
General and administrative expenses for the three months ended December 31, 2023 were $4.8 million, a slight increase compared to $4.5 million of the comparative prior period due to increase in personnel costs.
Property maintenance expenses were $2.3 million for the three months ended December 31, 2023, an increase of $0.2 million mainly due to costs incurred to support other activities such as insurance, safety, environmental and compliance that are not directly attributable to leaching activities at sites.

Other expense

	Three months ended December 31,
(in thousands of U.S. dollars)	2023	2022
Loss on fair value measurement of gold prepayment agreement	(4,528)	(4,205)
Loss on fair value measurement of silver purchase agreement	(1,274)	(9,524)
Loss on convertible loans	(2,204)	(19,000)
Loss on warrants	(846)	(10,789)
Loss on deferred consideration	(60)	(821)
Gain on foreign exchange	5	44
Gain on investments	—	872
Gain on sales from gold prepayment agreement	23	454
Other income (expense)	656	(727)
Total other expense	(8,228)	(43,696)
Other expense for the three months ended December 31, 2023 was $8.2 million compared to other expense of $43.7 million for the three months ended December 31, 2022, a decrease of $35.5 million. Other expense of $8.2 million for the three months ended December 31, 2023, was primarily driven by $5.8 million loss on the embedded derivatives on the gold prepay and silver purchase agreement, $2.2 million loss on the embedded derivatives within the convertible loans, and $0.8 million loss on the fair value of warrants. The loss on the gold prepay and silver purchase agreements were driven by an increase in the gold and silver forward prices during the period, and the loss on the embedded derivatives within the convertible loans was driven by an increase in the Company’s share price during the period. For the three months ended December 31, 2022, other expenses of $43.7 million was primarily driven by a $19.0 million loss on convertible debenture, a $13.7 million loss on the gold prepay and silver purchase agreements, and a $10.8 million loss on the fair value of warrants.
Finance Expense

	Three months ended December 31,
(in thousands of U.S. dollars)	2023	2022
Interest accretion on Gold Prepay Agreement	2,793	2,204
Interest accretion on convertible loans	2,403	1,954
Interest accretion on convertible debentures	2,150	—
Interest accretion on silver purchase agreement	917	954
Environmental rehabilitation accretion	662	750
Amortization of finance costs	275	82
Interest paid	8	10
Total finance expense	9,208	5,954
Finance expense for the three months ended December 31, 2023 was $9.2 million, an increase of $3.2 million compared to the three months ended December 31, 2022, primarily from interest accretion on convertible debentures of $2.2 million.

Current and Deferred Taxes

	Three months ended December 31,
(in thousands of U.S. dollars)	2023	2022
Loss before income taxes	(31,691)	(67,177)
Current tax (expense)	(228)	—
Deferred tax recovery	—	3,239
Loss for the period	(31,919)	(63,938)
For the three months ended December 31, 2023, income tax expense decreased to $0.2 million from income tax recovery of $3.2 million mainly due to lower taxable income and net proceeds tax expenses.
Financial results for the year ended December 31, 2023
Mine operating loss of $5.1 million for the year ended December 31, 2023, was driven mainly by revenue of $54.9 million from sales of 83,933 tons of mineralized material, 14,613 ounces of gold, and 10,942 ounces of silver, offset by cost of sales and depletion, depreciation and amortization of $52.9 million and $7.2 million, respectively. Sales of 83,933 tons of mineralized material consists of 54,421 tons of oxide material and 29,512 tons of sulfide material, resulting in revenue of $13.8 million and $15.5 million, respectively. Cost of sales increased mainly due to inventory impairments of $10.0 million, higher processing costs from ore sale agreements, and higher cost per ounce from leach pads reaching the end of their life cycle at the Ruby Hill and Lone Tree mine. The inventory impairments were primarily related to increased cost and estimated time to recover ounces from leach pads at the Lone Tree and Ruby Hill mines, and Granite Creek mine’s leach material that were placed on the leach pad at the Lone Tree mine facility. Mine operating income of $3.6 million for the year ended December 31, 2022 was from revenue of $37.0 million from sales of 21,097 ounces of gold and 8,027 ounces of silver, offset by cost of sales and depletion, depreciation and amortization of $28.9 million and $4.5 million, respectively.
Operating loss for the year ended December 31, 2023 increased $17.1 million to $76.0 million from operating loss of $58.9 million for the comparable period of 2022, primarily due to increases in mine operating loss of $8.7 million, increases in property maintenance expenses of $7.1 million, and increases in general and administrative costs of $1.4 million associated with the growth and development of the organization. The increase in mine operating loss of $8.7 million was mainly driven by inventory impairments of $10.0 million, higher costs associated certain fixed costs at the Ruby Hill and Lone Tree mines, and the higher processing cost associated with the ore sale agreements, offset by higher revenue generated from the Granite Creek mine ore sales.

	Year ended December 31,
	2023	2022
Ruby Hill, Nevada	17,063	19,552
McCoy-Cove, Nevada	14,069	4,196
Granite Creek, Nevada	3,715	13,578
FAD, Nevada	3,675	—
Buffalo Mountain, Nevada	332	1,483
Other (i)	59	—
Total exploration, evaluation and pre-development	38,913	38,809
For the year ended December 31, 2023, the company recognized $38.9 million of exploration, evaluation and pre-development expenses compared to $38.8 million of expenses for year ended December 31, 2022. The increase of $0.1 million is primarily due to $9.9 million higher spending related to McCoy-Cove from underground delineation, hydrology studies, and engineering of de-watering and mining options and $3.7 million increase in spending from FAD, offset by $9.9 million decrease in spending at the Granite Creek mine due to the completion of the drilling program in 2022, $2.5 million decrease at Ruby Hill related to cession of drilling, and $1.2 million decrease at Buffalo Mountain.

General and administrative expenses totaled $18.5 million for the year ended December 31, 2023, compared to $17.1 million for the year ended December 31, 2022, mainly due to an increase in personnel costs related to the growth of the Company and acquisitions completed during 2022 and 2023.
Property maintenance expenses of $10.3 million for the year ended December 31, 2023, increased $7.1 million during the comparable period of 2022, mainly due to costs incurred to support other activities such as insurance, safety, environmental and compliance that are not directly attributable to production activities at sites.
Share-based payments of $3.1 million for the year ended December 31, 2023, were consistent with the comparable period of 2022 of $3.3 million.

Other income (expense)

	Year ended December 31,
(in thousands of U.S. dollars)	2023	2022
Gain (loss) on convertible loans	21,833	(9,899)
Gain (loss) on warrants	16,686	(1,040)
Gain (loss) on investments	997	(295)
Gain on convertible debenture	900	—
Gain on sales from gold prepayment agreement	569	1,596
Loss on foreign exchange	(27)	(404)
Loss on deferred consideration	(1,194)	(3,262)
Loss on Gold Prepay Agreement modification	(1,831)	—
(Loss) gain on fair value measurement of gold prepayment agreement	(4,592)	2,916
Gain on fair value measurement of silver purchase agreement	—	1,898
Other income (expense)	1,581	(3,193)
Total other income (expense)	34,922	(11,683)
Other income for the year ended December 31, 2023, was $34.9 million compared to other expense of $11.7 million for the year ended December 31, 2022, an increase of $46.6 million. Other income of $34.9 million for the year ended December 31, 2023 was primarily driven by $21.8 million gain on the embedded derivatives within the convertible loans, $16.7 million on the fair value of warrants, and $1.6 million from other income, offset by $4.6 million loss on the embedded derivatives on the Gold Prepay Agreement, $1.8 million loss on the Gold Prepay Agreement modification, and $1.2 million loss on the deferred consideration related to the acquisition of Ruby Hill. The gain on the embedded derivatives within the convertible loans and the fair value of warrants was driven by a decrease in the Company’s share price during the period. The loss on the $4.6 million embedded derivatives on the Gold Prepay Agreement was driven by an increase in the gold forward prices during the period. The loss on the Gold Prepay Agreement modification was due to the net present value adjustment to the carrying amount of the liability on the amended and restated Gold Prepay Agreement. Other loss of $11.7 million for the the year ended December 31, 2022, was primarily driven by $9.9 million loss on the convertible loans, $3.3 million loss on the equity investment in Paycore, and $1.0 million loss on warrants, offset by $4.8 million gain on the embedded derivatives on the gold prepay and silver purchase agreements and $1.6 million gain on the gold prepay. For the year ended December 31, 2022, the loss on the fair value of warrants and the loss on the embedded derivatives within the convertible loans was driven by a increase in the Company’s share price at December 31, 2022. The gain on the embedded derivatives related to the gold prepay and silver purchase agreements was due to a decrease in gold and silver forward prices from inception of the agreements in April 2022 to December 31, 2022. The loss on the equity investment was driven by a decrease in the share price of Paycore, and the loss on the deferred consideration was driven mainly by an increase in the present value of the discounted milestone payments from the Ruby Hill acquisition.
Finance Expense

	Year ended December 31,
(in thousands of U.S. dollars)	2023	2022
Interest accretion on convertible loans	9,081	7,695
Interest accretion on Gold Prepay Agreement	8,691	6,720
Interest accretion on silver purchase agreement	3,427	2,692
Interest accretion on convertible debentures	6,930	—
Environmental rehabilitation accretion	2,823	3,001
Amortization of finance costs	908	353
Interest paid	46	27
Total finance expense	31,906	20,488
Finance expense for the year ended December 31, 2023 was $31.9 million, an increase of $11.4 million compared to the year ended December 31, 2022, primarily from interest accretion on convertible debentures of $6.9 million and increased interest accretion on gold prepay of $2.0 million, convertible loans of $1.4 million, and silver purchase agreement of $0.7 million.

Current and Deferred Taxes

	Year ended December 31,
(in thousands of U.S. dollars)	2023	2022
Loss before income taxes	(72,988)	(91,030)
Current tax (expense)	(228)	—
Deferred tax recovery	8,020	11,833
Loss for the period	(65,196)	(79,197)

For the year ended December 31, 2023, deferred tax recovery of $8.0 million decreased from a deferred tax recovery of $11.8 million mainly due to the timing of the tax recovery.

Selected Quarterly Information
The following is a summary of selected operating and financial information from the past eight quarters.

(in thousands of U.S. dollars, unless otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2023	2023	2023	2023	2022	2022	2022	2022
From regular operations:
Gold sales (ounces)	3,350	4,585	4,329	2,349	6,769	9,332	3,507	1,489
Oxidized material sales (tons)	31,711	16,059	6,651	—	—	—	—	—
Sulfide material sales (tons) (i)	29,512	—	—	—	—	—	—	—

Revenues	25,837	13,215	11,310	4,548	11,647	16,065	6,383	2,857
Costs of sales	(21,878)	(12,244)	(12,188)	(6,542)	(13,530)	(9,834)	(3,966)	(1,525)
Depletion, depreciation and amortization	(1,613)	(1,444)	(2,724)	(1,421)	(1,579)	(2,126)	(655)	(167)
Mine operating income / (loss)	2,346	(473)	(3,602)	(3,415)	(3,462)	4,105	1,762	1,165

Other significant income / (loss):
Exploration, evaluation and pre-development	(8,825)	(10,014)	(11,095)	(8,979)	(6,625)	(10,798)	(12,132)	(9,254)
General and administrative	(4,788)	(4,136)	(4,397)	(5,191)	(4,509)	(4,743)	(4,565)	(3,273)
Property maintenance	(2,321)	(2,763)	(2,781)	(2,449)	(2,111)	(350)	(464)	(325)
Share‑based payments	(667)	(244)	(903)	(1,308)	(820)	(471)	(547)	(1,442)
Other income / (expense)	(8,228)	21,488	10,476	11,185	(43,696)	3,524	38,772	(10,281)
Finance expense	(9,208)	(8,133)	(7,898)	(6,667)	(5,954)	(6,298)	(5,880)	(2,356)

Income / (loss) for the period	(31,919)	(4,199)	(15,962)	(13,118)	(63,938)	(11,272)	19,276	(23,263)
(i)In December 2023, the Company entered into a sulfide ore sales and purchase agreement with a third party.
Gold sales for the three months ended December 31, 2023 were 3,350 ounces, a decrease of 1,235 ounces compared to the prior period. The production and sales for the three months ended December 31, 2023 reflect reduced sales from both Ruby Hill and Lone Tree. For the three months ended December 31, 2023, the Company continued the ore sale agreement executed in previous quarters and resulted in 31,711 tons of oxide mineralized material sold. In December 2023, the Company entered into a sulfide ore sale agreement with a third party and resulted in the sale of 29,512 tons of sulfide mineralized material.
Revenues for the three months ended December 31, 2023 were $25.8 million, $12.6 million higher as compared to the previous quarter due to an increase in revenues from ore sale of $14.6 million at the Granite Creek mine, offset by lower revenues from gold ounces sold of $2.0 million. The average realized gold price for the three months ended December 31, 2023 was $1,996 per ounce sold compared to $1,895 per ounce sold from the previous quarter. Revenues from gold ounces sold in 2023 are from the Granite Creek, the Lone Tree, and the Ruby Hill mines.
For the three months ended December 31, 2023, cost of sales of $21.9 million increased $9.6 million compared to the prior quarter. The increase was driven mainly by higher processing cost from ore sales agreements, higher costs of production on a per ounce basis at Lone Tree and Ruby Hill from leach pads reaching the end of their productive leach curves.
For the three months ended December 31, 2023, mine operating income was $2.3 million, an increase of $2.8 million compared to mine operating loss of $0.5 million in the previous quarter. Mine operating income improved due to the increase in revenue from ore sales at the Granite Creek mine.
Loss for the three months ended December 31, 2023 of $31.9 million increased $27.7 million compared to loss of $4.2 million from the previous quarter, driven primarily by increases in other expenses of $29.7 million (refer to the “Discussion of Financial Results” section for more information) and increases in finance expense of $1.1 million primary from the interest in the convertible debenture, offset by higher mine operating income from ore sales at the Granite Creek mine and decreased exploration, evaluation and pre-development expenditures of $1.2 million mainly due to lower exploration-related expenditures at Ruby Hill, McCoy-Cove and the FAD project.
DISCUSSION FINANCIAL POSITION
Balance Sheet Review
Assets
Cash and cash equivalents decreased by $32.0 million from $48.3 million at December 31, 2022 to $16.3 million at December 31, 2023, the decrease is primarily due to higher cash used in operating activities, increased exploration and pre-development activities at McCoy-Cove project, Ruby Hill mine, Granite Creek mine and the newly acquired FAD project. Furthermore, the Company increased the collateral for the reclamation bonds by $11.6 million and incurred payments related to the deferred consideration related to the Ruby Hill acquisition and the repayment of the gold prepay and silver purchase agreements. These cash outflows were offset by the cash received from the convertible debenture offering of $61.9 million, cash received from the equity offering of $27.7 million, cash received on the 2023 gold prepay accordion of $18.9 million, and cash received in the Paycore acquisition of $10.0 million.
Current and long-term receivables at December 31, 2023 increased by $3.7 million mainly due to ore sales receivable at period end.
Inventory decreased from $16.5 million at December 31, 2022 to $11.4 million at December 31, 2023, and primarily represents the value associated with the mineralized material stockpiles from the Granite Creek mine. The decrease in inventory was due to the mineral ore sale agreement the Company entered into in 2023 with third parties and inventory impairments of $10.0 million, which was recorded to reduce heap leach inventories to net realizable value.
Property, plant and equipment increased from $529.3 million at December 31, 2022 to $638.6 million at December 31, 2023, the increase was mainly due to the FAD Project acquisition, capital investment for development work at the Granite Creek mine, the exploration ramp at the McCoy-Cove project and the engineering and design work on the autoclave at the Lone Tree mine.
Restricted cash and cash equivalents increased from $32.9 million at December 31, 2022 to $44.5 million at December 31, 2023, due to additional collateral requirements on the surety bonds at Lone Tree.
Total other assets decreased $4.8 million from $8.8 million at December 31, 2022 to $4.0 million at December 31, 2023 mainly due to the decrease on the embedded derivative in relation to the Gold Prepay Agreement of $2.9 million and the disposal of $2.2 million of the equity investment in Paycore as part of the acquisition.
Liabilities
Accounts payable and accrued liabilities increased from a total of $17.2 million at December 31, 2022 to a total of $27.2 million at December 31, 2023, mainly due to the normal course of the accounts payable cycle.
Current and non-current portion of long-term debt increased $10.6 million and $53.7 million, respectively, mainly due to an increase in the liabilities related to the convertible debentures of $42.5 million, the 2023 gold prepay accordion of $18.1 million and interest accretion and amortization of financing costs of $28.1 million, offset by debt repayments of $25.8 million.
Total other liabilities decreased $77.3 million primarily due to the deferred consideration of $45.8 million, the fair value decrease on the embedded derivatives related to the convertible loans of $21.8 million, and the warrants of $11.5 million.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity Outlook

For the period ended
(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Cash and cash equivalents	16,277	48,276
Working capital	(21,038)	(8,340)

The Company's operations include the acquisition and exploration of mineral properties in the State of Nevada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

As of December 31, 2023, working capital deficit was $21.0 million compared to $8.3 million as of December 31, 2022. The deficit increased primarily due to decreases in cash and cash equivalents of $32.0 million, increases in current portion of long term debt of $10.6 million and increases in accounts payable and accrued liabilities of $10.0 million, offset by decreases in current portion of other liabilities of $45.0 million.

On February 20, 2024, the Company completed a non-brokered private placement of common shares. An aggregate of 12,989,204 shares were issued by the Company at a price of C$1.80 per common share for aggregate gross proceeds of C$23.4 million. Certain directors and/or officers of the Company subscribed for C$0.3 million in common shares under the private placement.

Cash Flows

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
OPERATING ACTIVITIES
Loss for the period	$(31,918)	$(63,937)	$(65,196)	$(79,197)

Items not affecting cash	30,540	59,013	10,578	33,355
Cash used in operating activities	$(1,378)	$(4,924)	$(54,618)	$(45,842)

INVESTING ACTIVITIES
Net cash acquired in acquisition of Paycore Minerals Inc.	—	—	10,027	—
Capital expenditures on property, plant and equipment	(5,124)	(16,655)	(39,513)	(50,221)
Environmental liability security	(512)	(193)	(11,585)	(2,125)
Reclamation expenditures	9	(622)	(540)	(622)
Other assets	—	(1,767)	—	(1,767)
Purchase of investments	—	—	(894)	—
Cash used in investing activities	$(5,627)	$(19,237)	$(42,505)	$(54,735)

FINANCING ACTIVITIES
Net proceeds on Convertible Debentures	—	—	61,906	—
Contingent payments	(10,000)	—	(21,000)	—
Net proceeds from Gold Prepay Agreement	—	—	18,932	41,737
Net proceeds from Silver Purchase Agreement	—	—	—	29,889
Principal repayment on Gold Prepay Agreement	(4,282)	(3,737)	(16,475)	(12,901)
Principal repayment on Silver Purchase Agreement	(35)	—	(5,725)	—
Proceeds from shares issued in equity financing	—	—	27,693	—
Share issue costs	(136)	—	(1,768)	—
Stock option and warrant exercises	2	375	1,949	3,139
Other	(8)	(204)	(349)	(437)
Cash provided by financing activities	$(14,459)	$(3,566)	$65,163	$61,427

Change in cash and cash equivalents during the year	(21,464)	(27,727)	(31,960)	(39,150)
Cash and cash equivalents, beginning of year	37,735	—	48,276	87,658
Effect of exchange rate changes on cash held	6	16	(39)	(232)
Cash and cash equivalents, end of year	$16,277	$(27,711)	$16,277	$48,276
Cash flows for the three months ended December 31, 2023

Cash used in operating activities for the three months ended December 31, 2023, was $1.4 million compared to $4.9 million cash used in operating activities in the comparative periods of 2022. The $3.5 million decrease in cash used in operating activities over the three month period of 2023 as compared to the three month period of 2022 was primarily related to higher revenue, offset by changes in other income. Higher revenue for the period was from higher average realized gold price per ounce sold, offset by higher cost of sales in the three month period of 2023 as compared to the three month period of 2022. The slight increase in cash flows from non-cash working capital related to operations was mostly related to a decrease of $6.9 million in inventory and an increase in accounts payable and accrued liabilities of $5.8 million, offset by a decrease in receivables of $3.5 million.
Cash used in investing activities for the three months ended December 31, 2023 was $5.6 million compared to $19.2 million cash used in investing activities in the comparative periods of 2022. Cash used in investing activities the three months ended December 31, 2023 primarily relates to capital expenditures on mine development of $4.2 million at the Granite Creek mine, engineering and design work on the autoclave at Lone Tree of $0.2 million offset by cash returned from the surety bonds of $0.5 million. Cash used in investing activities the three months ended December 31, 2022 was primarily related to capital investment in the development work at Granite Creek mine and payment of the contingent consideration to Waterton, the engineering and design work on the autoclave at Lone Tree, capital investment in the development at McCoy-Cove, and an increase in the collateral deposited on outstanding reclamation bonds.
Cash used in financing activities for the three months ended December 31, 2023 was $14.5 million compared to $3.6 million in the comparative period of 2022. Cash used in financing activities for the three months ended December 31, 2023, was primarily due to $10.0 contingent payments and $4.3 million principal payment on principal payment on Gold Prepaid Agreement. Cash used in financing activities for the three months ended December 31, 2022 was primarily driven by $3.7 million principal payment on Gold Prepay Agreement.

Cash flows for the year ended December 31, 2023
Cash used in operating activities for the year ended December 31, 2023, was $54.6 million compared to $45.8 million cash used in operating activities in the comparable period of 2022. The increase of $8.8 million in cash used in operating activities for the year ended December 31, 2023 was primarily related to $10.1 million increase in cash outflows from operating activities before changes in non-cash working capital related to operations, offset by $1.3 million change in non-cash working capital related to operations. The $10.1 million increase in cash outflows from operating activities before changes in non-cash working capital related to operations was primarily due to higher cost of sales per ounce sold, partially offset by a higher average realized gold price per ounce sold.
Cash used in investing activities for the year ended December 31, 2023 was $42.5 million compared to $54.7 million for the year ended December 31, 2022. Cash used in investing activities for the year ended December 31, 2023 was primarily driven by $15.4 million and $5.7 million in mine development expenditures at the Granite Creek mine and McCoy-Cove project, respectively, engineering and design work on the autoclave at Lone Tree of $13.0 million, additional funds placed into the surety bonds of $11.6 million, and additional funds spent on purchasing of investments of $0.9 million, offset by funds received of $10.0 million from the Paycore acquisition. Cash used in investing activities for the year ended December 31, 2022 was primarily driven by capital investment in the development work at the Granite Creek mine and payment of the contingent consideration to Waterton, the engineering and design work on the autoclave at Lone Tree, capital investment in the development at McCoy-Cove, and an increase in the collateral deposited on outstanding reclamation bonds.
Cash provided by financing activities for the year ended December 31, 2023 was $65.2 million compared to $61.4 million for the year ended December 31, 2022. Cash provided by financing activities for the year ended December 31, 2023 was primarily from net proceeds of $61.9 million from the convertible debenture, proceeds received of $27.7 million from the equity financing and net proceeds received of $18.9 from the 2023 gold prepay accordion, partially offset by contingent payment of $21.0 million in satisfaction of the First and Second Milestone Payments for the deferred consideration of the acquisition of Ruby Hill and payments on the gold prepay and silver purchase agreements of $16.5 million and $5.7 million, respectively. Cash used in investing activities for the year ended December 31, 2022 was primarily driven by net proceeds from the gold prepay and silver purchase agreements of $41.7 million and $29.9 million, respectively, partially offset by repayment on the Gold Prepay Agreement of $12.9 million.
Equity
At December 31, 2023, the authorized share capital consisted of an unlimited number of common shares without par value, of which 298,502,334 shares were outstanding. In addition, as of December 31, 2023, the Company had 24,716,409 warrants, and 11,059,245 stock options outstanding. As of March 12, 2024, there were 313,191,339 common shares outstanding.
Share Capital Issued
During the year ended December 31, 2022, the Company issued 876,798 common shares for stock options and warrants exercised and received proceeds of $1.9 million and 526,798 shares of stock options were exercised.
On January 16, 2023, the Company issued 5,515,313 common shares to Waterton Global Resource Management, Inc. (“Waterton”) as partial consideration of the First Milestone Payment and Second Milestone Payment related to the Ruby Hill deferred consideration, as further described in Note 12 (iv) of the Financial Statements.
During the second quarter of 2023, the Company issued 25,488,584 common shares to Paycore shareholders as part of the arrangement related to the acquisition of Paycore. Following completion of the arrangement and in accordance with the Amendment to the Contingent Value Rights Agreement dated February 26, 2023 among the Company, Paycore, Golden Hill Mining LLC, and Waterton, all of the obligations outstanding under the outstanding contingent value rights agreement between Paycore, Golden Hill Mining LLC and Waterton dated April 20, 2022, were satisfied through the issuance of 5,016,991 i-80 Gold common shares to Waterton on May 9, 2023.

On June 27, 2023, Sprott converted 800,449 common shares of the Company from the Convertible Credit Agreements, further described in Note 13(b) in the Financial Statements.

On August 1, 2023, the Company completed a private placement of common shares led by CIBC Capital Markets on behalf of a syndicate of underwriters. An aggregate of 13,629,800 shares were issued by the Company at a price of C$2.70 per common share for aggregate gross proceeds of C$36.8 million ($27.7 million).

On October 16, 2023, the Company issued 6,613,382 common shares to Waterton at a price of C$2.06 for total gross proceeds of C$13.6 million ($10.0) as partial consideration of the Third Milestone Payment and Fourth Milestone Payment related to the Ruby Hill deferred consideration, as further described in Note 12 (iv) of the Financial Statements.

On February 9, 2024, the Company issued 1,600,000 common shares to Waterton at a price of C$1.80 for total gross proceeds of C$2.9 million ($2.1 million) as partial consideration of the contingent value rights payment related to Granite Creek due upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded $2,000 per ounce.

On February 20, 2024, the Company completed a non-brokered private placement of common shares. An aggregate of 12,989,204 shares were issued by the Company at a price of C$1.80 per common share for aggregate gross proceeds of C$23.4 million. Certain directors and/or officers of the Company subscribed for C$0.3 million in common shares under the private placement.

During the year ended December 31, 2023, the Company issued 876,798 common shares for stock options and warrants exercised and received proceeds of C$2.6 million ($1.9 million).

During the year ended December 31, 2022, the Company issued 1,857,200 common shares for stock options and warrants exercised and received proceeds of C$4.0 million ($3.1 million).

Share Purchase Warrants

In connection with the acquisition of Osgood the Company issued to Waterton 12.1 million common share warrants which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until April 14, 2024. The warrants included a four month hold period. The initial fair value of the warrants recognized on inception was $6.1 million and at December 31, 2023, $0.1 million ($10.1 million at December 31, 2022).

In connection with the Orion financing package the Company completed during the fourth quarter of 2021, the Company issued 5.5 million common share warrants exercisable at C$3.275 per share with an exercise period of 36 months or until December 13, 2024. On September 20, 2023, in connection with the A&R Gold Prepay Agreement the Company extended the expiry date by an additional twelve months to December 13, 2025. The initial fair value of the warrants recognized on inception was $3.5 million and at December 31, 2023, $2.0 million ($5.9 million at December 31, 2022).

In connection with the A&R Gold Prepay Agreement entered into during the third quarter of 2023, the Company issued 3.8 million common share warrants exercisable at C$3.17 per share with an exercise period of 36 months or until September 20, 2026. The warrants include a four month hold period. The initial fair value of the warrants recognized on inception was $1.9 million and at December 31, 2023, $1.8 million.

In connection with the Paycore acquisition the Company issued a total of 3,800,000 common share warrants for Paycore warrants outstanding on the date of acquisition. The replacement warrants are comprised of 0.2 million common share warrants at an exercise price of C$3.09 per common share until April 20, 2024, 300,000 common share warrants at an exercise price of C$2.40 per common share until February 9, 2025, and 3,300,000 common share warrants at an exercise price of C$4.02 per common share until May 2, 2025. The initial fair value of the warrants recognized on inception was $2.7 million and at December 31, 2023 $0.6 million.

The warrants are considered derivatives because their exercise price is in C$ whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. For the year ended December 31, 2023, the Company recognized a gain on the revaluation of the liability of $16.7 million.
Stock Option Plan

The Company has a share option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 1% with respect to any one optionee of the number of issued and outstanding common shares of the Company at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the Company's Board of Directors which cannot exceed ten years. As of December 31, 2023, there were 11,059,245 stock options outstanding.
Restricted Share Unit Plan

The Company adopted the Restricted Share Unit ("RSU") plan to allow i-80’s Board of Directors to grant its employees non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. Under the RSU plan, the awards can be equity or cash settled immediately upon vesting. As of December 31, 2023, there were 701,755 RSU’s outstanding.
Deferred Share Unit Plan
The Company adopted the Deferred Share Unit ("DSU") plan to grant non-transferable share units to eligible members of the Board of Directors, eligible employees and eligible contractors. The DSU’s are priced based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three year period. Under the DSU plan, the awards can be equity or cash settled immediately upon vesting. As of December 31, 2023, there were 342,465 DSU’s outstanding.
COMMITMENTS AND CONTINGENCIES
Environmental Rehabilitation Provision
The Company currently has five active environmental rehabilitation obligations related to past and current mining activities. As per the table below, the provisions for each property are updated annually for changes to projected inflation rates, the risk-free discount rate, accretion, and currency adjustments if applicable. Changes in cost estimates to perform the environmental rehabilitation work at each property are applied where an engineering assessment of the project has been completed.

For the period ended
(in thousands of U.S. dollars)	2023	2022
Granite Creek	1,661	1,473
Lone Tree	49,158	48,898
Ruby Hill	12,986	13,273
McCoy-Cove	6,541	6,812
Argenta	1,176	1,170
Total	71,522	71,626
Granite Creek
This project has a current remediation plan of 10 years after the current approximate life of mine of the project of 11 years. There are no expenditures projected in the next few years. Management conducted an environmental assessment of the property during 2023 and updated the estimated environmental obligation as part of its year-end review. The estimated remediation costs includes closure of all permitted mining and exploration disturbance at the property.
Lone Tree
The assets at Lone Tree include an autoclave and flotation mill, which are currently not operating. There are reclamation activities ongoing at Lone Tree related to the treatment of the pit lake to maintain a neutral pH. During the year ended December 31, 2023, the Company has spent $0.5 million in reclamation expenditures. As of December 31, 2023, Management estimates the environmental rehabilitation obligation at Lone Tree at $49.2 million after inflation and present value discounting. This amount is based on cost estimates from an environmental assessment of the property conducted during 2023 and includes closure of all permitted mining and exploration disturbance at the property.
Ruby Hill
As of December 31, 2023, Management estimates the environmental rehabilitation obligation at $13.0 million after inflation and present value discounting. This amount includes the closure of all permitted mining and exploration disturbance and is calculated using standardized reclamation cost estimators. Management conducted an environmental assessment of the property during 2023 and updated the estimated environmental obligation as part of its year-end review.
McCoy-Cove
The Company is responsible for all environmental liabilities related to the closure of the McCoy-Cove Property as well as final clean-up of surface drill pads and minor drill roads. The McCoy-Cove reclamation obligation is in part related to the McCoy portion of the property purchased from Newmont Mining Corporation in 2014. All closure activities other than reclamation of three water treatment ponds, evaporation of the tailings facility and water quality testing have been temporarily put on hold pending the potential for future production out of the Cove underground. The property had a remaining obligation from previous mining activities, most of which was completed prior to acquiring the property. Structural reclamation is on hold for several years pending a new mine plan for the property. The other portion is related to the Cove underground project which will not commence reclamation for several years, and was impacted by accretion and an updated risk-free discount rate. Management conducted an environmental assessment of the property during 2023 and updated the estimated environmental obligation as part of its year-end review, the estimated environmental rehabilitation obligation as of December 31, 2023, sits at $6.5 million after inflation and present value discounting.
Argenta
This recently acquired project includes barite processing facilities and associated infrastructure, which are currently not operating. The Argenta mine and mill complex has a current remediation plan of 7 years. The estimated remediation costs includes procedures in order to reclaim any land disturbed during mine development, construction and operations of the site done prior to acquisition by the Company. As of December 31, 2023, Management estimates the environmental rehabilitation obligation at $1.2 million after inflation and present value discounting.
Surety Bonds
At December 31, 2023, the Company has outstanding surety bonds in the amount of $132.8 million in favour of either the United States Department of the Interior, Bureau of Land Management ("BLM"), or the State of Nevada, Department of Conservation & Natural Resources as financial support for environmental reclamation and exploration permitting. This includes surety bonds for the Lone Tree project and the Ruby Hill property in the amounts of $87.0 million and $27.0 million, respectively. The surety bonds are secured by a $44.5 million deposit and are subject to fees competitively determined in the marketplace. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As specific requirements are met, the BLM and State of Nevada as beneficiary of the instruments, will return the instruments to the issuing entity. As these instruments are associated with operating sites with long-lived assets, they will remain outstanding until closure.
Off Balance Sheet Arrangements
The Company has no off-balance sheet or income statement arrangements other than the surety bonds discussed above.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES, POLICIES AND CHANGES
Significant Accounting Judgements and Estimates
The preparation of the Consolidated Financial Statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, disclosure of commitments and contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from these estimates.
The significant judgments and estimates used in the preparation of the audited consolidated financial statements Financial Statements that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities and earnings within the next financial year include:

Acquisitions

Determination of whether a group of assets acquired and liabilities assumed constitute the acquisition of a business or an asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations.

With regard to the acquisition of Paycore, management followed the guidance within IFRS 3 and determined that the transaction should be accounted for as an asset acquisition. In such cases, the acquirer identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event will not give rise to recording goodwill. The Paycore transaction was recorded based on the total consideration paid for the assets. Total consideration paid in excess of the acquired assets’ fair values was attributable to the acquired mineral interests.
Valuation of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. The Company uses its judgment to select a variety of methods and makes significant assumptions that are mainly based on market conditions existing at initial recognition and at the end of each reporting period. Refer to Note 24 (d) on the Consolidated Financial Statements for further details on the methods and significant assumptions used.
Provisions for environmental rehabilitation
Management assesses the provisions for environmental rehabilitation on acquisition, on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in each jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the discount rate. The actual future expenditures may differ from the amount currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and / or regulatory requirements in the future. Management reviews key inputs used in the provision on an interim basis, including changes in discount rates and inflation rates and updates as required.
Valuation of Inventories
Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of cost and net realizable value ("NRV"). The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, and the amount of gold in the mill circuits. The determination of NRV involves the use of estimates. The NRV of inventories is calculated as the estimated price at the time of eventual sale based on prevailing and forecast metals prices less estimated future costs to convert the inventories into saleable form and associated selling costs. The NRV of inventories is assessed at the end of each reporting period. Changes in estimates of NRV may result in a write-down of inventories or the reversal of a previous write-down.
Recoverable ounces
The carrying amounts of the Company's mining property is depleted based on recoverable ounces contained in proven and probable mineral reserves. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to mine plans and changes in metal price forecasts can result in a change in future depletion rates.
The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management's assumptions, and actual events including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operation.
Impairment and reversal of impairment for non-current assets
Non-current assets are tested for impairment at the end of each reporting period if in management's judgement there is an indicator of impairment. If there are indicators, management performs an impairment test on the major assets within this balance.

In the case of mineral property assets, recoverability is dependent on a number of factors common to the natural resource sector. These include the extent to which the Company can continue to renew its exploration and future development licenses with local or other authorities, establish economically recoverable reserves on its properties, the availability of the Company to obtain necessary financing to complete the development of such reserves and future profitable production or proceeds from the disposition thereof. The Company will use the evaluation work of professional geologists, geophysicists and engineers for estimates in determining whether to commence or continue mining and processing. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization.
Achievement of operating levels intended by management

Until a mineral property, plant or equipment is capable of operating at levels intended by management, costs incurred, other than costs associated with the sale of gold bullion produced, and including borrowing costs incurred on qualifying assets, are capitalized as part of the cost of the asset. Depletion of capitalized development and construction costs for a mineral property and related property and equipment begins when the mine is capable of operating at levels intended by management. Management considers several factors in determining when a mineral property, plant or equipment is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades, recoveries, and for a heap leach operation, stacking rates and irrigation rates, are assessed over a reasonable period to make this determination.

Deferred taxes

The provision for income taxes which is included in the consolidated statements of income (loss) and comprehensive income (loss) and composition of deferred income tax liabilities included in the consolidated statements of financial position is based on factors such as tax rates in the different jurisdictions, changes in tax law and management’s assessment of future results and have not yet been confirmed by the taxation authorities. The Company does not recognize deferred tax assets where management does not expect such assets to be realized based on current forecasts.

In the event that actual results differ from these estimates, adjustments are made in future periods and changes in the amount of amount of deferred tax assets recognized may be required. These adjustments could materially impact the financial position and income (loss) for the period.
NON-IFRS FINANCIAL PERFORMANCE MEASURES
The Company has included certain terms or performance measures commonly used in the mining industry that are not defined under IFRS in this document. These include: adjusted net earnings and average realized price per ounce. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore, they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and should be read in conjunction with the Company's Financial Statements.
Definitions
Adjusted earnings / (loss) and adjusted earnings / (loss) per share excludes from net earnings / (loss) significant write-down adjustments and the gain / (loss) from financing instruments.
Average realized gold price represents the sales price of gold per ounce before deducting mining royalties, treatment and refining charges and gains or losses derived from the offtake agreement with Orion.

Average realized gold price per ounce of gold sold
Average realized gold price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. It may not be comparable to information in other gold producers’ reports and filings.

		Three months ended December 31,		Year ended December 31,
(in thousands of U.S. dollars, unless otherwise noted)		2023	2022	2023	2022
Nevada production
Revenue per financial statements		$25,837	11,647	54,910	36,958
Mineralized material sales revenue		$(19,028)	—	(26,305)	—
Revenue without mineralized material sales (i)		$6,809	11,647	28,605	36,958
Silver revenue from mining operations		$(124)	(46)	(256)	(169)
Gold revenue from mining operations		$6,685	11,601	28,349	36,789
Ounces of gold sold	ounce	3,350	6,769	14,613	21,097
Average realized gold price	$/ounce	1,996	1,714	1,940	1,744

Lone Tree
Revenue per financial statements		$2,232	4,896	12,324	14,543
Silver revenue from mining operations		$(32)	(7)	(51)	(34)
Gold revenue from mining operations		$2,200	4,889	12,273	14,509
Ounces of gold sold	ounce	1,087	2,768	6,225	8,066
Average realized gold price	$/ounce	2,024	1,766	1,972	1,799

Ruby Hill
Revenue per financial statements		$3,771	6,752	12,896	22,415
Silver revenue from mining operations		$(92)	(38)	(205)	(135)
Gold revenue from mining operations		$3,679	6,714	12,691	22,280
Ounces of gold sold	ounce	1,862	4,002	6,643	13,031
Average realized gold price	$/ounce	1,976	1,678	1,910	1,710

Granite Creek
Revenue per financial statements		$19,834	—	29,690	—
Mineralized material sales revenue		$(19,028)	—	(26,305)	—
Revenue without mineralized material sales (i)		$806	—	3,385	—
Silver revenue from mining operations		$—	—	—	—
Gold revenue from mining operations		$806	—	3,385	—
Ounces of gold sold	ounce	401	—	1,745	—
Average realized gold price	$/ounce	2,010	—	1,940	—
(i)Does not include revenue from mineralized material sales.
Adjusted loss
Adjusted loss and adjusted loss per share are non-IFRS measures that the Company considers to better reflect normalized earnings because it eliminates non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. Neither adjusted loss nor adjusted loss per share have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The following table shows a reconciliation of adjusted loss for to the net earnings / (loss) for each period. Adjusted loss and adjusted loss per share exclude a number of temporary or one-time items detailed in the following table:

	Three months ended December 31,		Year ended December 31,
(in thousands of U.S. dollars, unless otherwise noted)(i)	2023	2022	2023	2022

Net income / (loss) for the period	$(31,919)	$(63,938)	$(65,196)	$(79,197)
Adjust for:
Gain (loss) on warrants	(846)	(10,789)	16,686	(1,040)
Gain (loss) on convertible loans	(2,204)	(19,000)	21,833	(9,899)
Gain on convertible debenture	—	—	900	—
Loss on deferred consideration	(60)	(821)	(1,194)	(3,262)
Gain / (loss) on fair value measurement of gold prepay derivative	(4,528)	(4,205)	(4,592)	2,916
Gain on fair value measurement of silver purchase derivative	(1,274)	(9,524)	—	1,898
Loss on Gold Prepay Agreement modification	—	—	(1,831)	—
Inventory impairments	(1,516)	(6,468)	(10,047)	(6,468)
Total adjustments	(10,428)	(50,807)	21,755	(15,855)
Adjusted loss for the period	$(21,491)	$(13,131)	$(86,951)	$(63,342)
Weighted average shares for the period	297,351	240,420	274,057	240,100
Adjusted loss per share for the period	$(0.07)	$(0.05)	$(0.32)	$(0.26)
RISKS AND RISK MANAGEMENT
Readers of this MD&A are encouraged to read the “Risk Factors” as more fully described in the Company’s filings with the Canadian Securities Administrators, including its Annual Information Form for the year ended December 31, 2022, available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca. The following, while not exhaustive, are important Risk Factors to consider:
Financial Instruments and Related Risks
The Company's operations include the acquisition and exploration of mineral properties in the State of Nevada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.
Credit risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the Financial Statements.
Trade credit risk
The Company closely monitors its financial assets and does not have any significant concentration of trade credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables is considered to be negligible. The trade receivable balance outstanding was $4.2 million at December 31, 2023 (nil at December 31, 2022)
Cash
In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of 90 days or less and which are liquid after 30 days or less into a known amount of cash. Limits are also established based on the type of investment, the counterparty and the credit rating. The credit risk on cash and cash equivalents is therefore negligible.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

The following table summarizes the Company's contractual maturities and the timing of cash flows as at December 31, 2023. The amounts presented are based on the undiscounted contractual cash flows and may not agree with the carrying amounts on the Financial Statements.

	Within 1 year	1-2 years	2-3 years	Thereafter	Total
Accounts payable and accrued liabilities	$27,182	$—	$—	$—	$27,182
Convertible Loans	—	58,200	—	—	58,200
Convertible Debentures	—	—	—	65,000	65,000
Gold Prepay Agreement	26,550	22,856	9,743	—	59,149
Silver Purchase Agreement	17,127	2,191	—	—	19,318
Deferred consideration	—	—	—	—	—
Reclamation and closure obligations	530	512	1,036	94,376	96,454
Total	$71,389	$83,759	$10,779	$159,376	$325,303
Market risk
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company holds excess cash in interest bearing bank accounts rather than investments, the interest rate risk is minimal.
Currency risk
Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.
Fair value
(i) Definitions

IFRS 13 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
(ii) Valuation techniques used to determine fair values

The Company calculates fair values based on the following methods of valuation and assumptions:
Financial assets
Financial assets other than the Company's investment described below are carried at amortized cost. The fair value of cash and cash equivalents and receivables approximate their carrying value due to their short-term nature.

The Company's investment as further described in Note 7 (i) of the Financial Statements was classified within level 2 of the fair value hierarchy and was fair valued using the common share price from the most recent subscription agreement, however during the second quarter of 2022, the investment listed on the TSX and therefore a quoted market price for this investment became available and was classified within level 1 of the fair value hierarchy.
Financial liabilities
Financial liabilities not classified as fair value through profit or loss are carried at amortized cost. Accounts payable and accrued liabilities approximate their carrying value due to their short term nature.

Share-based payment and warrant liabilities
The share-based payment and warrant liabilities are classified within level 2 of the fair value hierarchy and are fair valued using a valuation model that incorporates such factors as the Company’s share price volatility, risk free rates and expiry dates including managements assumptions on forfeiture rates.

Deferred consideration
Deferred consideration related to Ruby Hill was recognized at fair value on acquisition and in the comparative period prior to settlement by the Company during the third quarter of 2023, as further described in Note 12 (iv) of the Consolidated Financial Statements December 31, 2023. This liability was classified within level 3 of the fair value hierarchy as it involved management's best estimate of whether or not the key activities as described in Note 12 (iv) of the Company’s Financial Statements required for each milestone payment would be achieved. Management assumed that all milestones would be achieved and the early repayment option would be taken. The fair value of the deferred consideration in the comparative period was the $47 million discounted at 7.5%.

Convertible Loans
The Convertible Loans contain conversion and change of control rights that are separately measured at FVTPL each reporting period (level 3). In determining the fair value at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as managements estimate of the probability and date of a change of control event, the Company's share price, share price variability, credit spreads, and interest rates. The forced conversion rights were measured at fair value on inception but do not get revalued subsequently.

A&R Gold Prepay Agreement
The A&R Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVTPL each reporting period (level 3). In determining the fair value of the embedded derivative at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as metal prices, metal price volatility, and risk free borrowing rates.

Silver Purchase Agreement
The Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives; one in relation to the embedded silver price within the agreement and the other in relation to the gold substitution option whereby i-80 Gold can choose to deliver gold instead of silver at a ratio of 75:1, both are measured at FVTPL each reporting period (level 3). On initial recognition and at December 31, 2023, the gold substitution option did not have any value. In determining the fair value of the embedded derivatives at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as metal prices, metal price volatility, risk free borrowing rates and the Company's production profile.

Convertible Debentures
The Convertible Debentures were assessed for derivatives within the agreement and a number of instruments were identified that had to be separated from the host contract and valued on a standalone basis. These instruments were valued using a LongstaffSchwartx MonteCarlo simulation, assuming they follow correlated Geometric Brownian Motion and modeling the payoffs of each financial instrument in the Convertible Debentures. The derivatives (including embedded) were fair valued with the residual balance being allocated to the host contracts.

The Convertible Debentures contain forced conversion and change of control options that are separately measured at FVTPL each reporting period (level 3) whilst the host contract is measured at amortized cost. In determining the fair value at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as managements estimate of the probability and date of a change of control event, the Company's share price, share price variability, credit spreads, and interest rates
(iii) Fair value measurements using significant unobservable inputs (level 3)

The following tables present the changes in level 3 items for the periods ended December 31, 2023 and December 31, 2022:

	Convertible Loans		Convertible Debentures
	Orion conversion and change of control rights	Sprott conversion and change of control rights	Change of control option	Forced conversion option
Balance as at January 1, 2022	$(18,534)	$(3,895)	$—	$—
Fair value adjustments	(8,495)	(1,404)	—	—
Balance as at December 31, 2022	$(27,029)	$(5,299)	$—	$—
Initial recognition	—	—	(1,409)	875
Fair value adjustments	18,001	3,840	1,409	(509)
Balance as at December 31, 2023	$(9,028)	$(1,459)	$—	$366

	Silver Purchase Agreement - silver price derivative	Gold Prepay Agreement - gold price derivative	Deferred consideration	A&R Offtake gold lookback option
Balance as at January 1, 2022	$—	$—	$(42,543)	$(730)
Fair value adjustments	1,898	2,916	(3,262)	—
Balance as at December 31, 2022	$1,898	$2,916	$(45,805)	$(730)
Principal repayment	—	—	47,000	—
Fair value adjustments	—	(4,592)	(1,195)	93
Balance as at December 31, 2023	$1,898	$(1,676)	$—	$(637)
(iv) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Balance as at December 31, 2023	Unobservable input	Fair Value	Change in Fair Value
Assumption:			-10%	10%
Silver Purchase Agreement - silver price derivative	Change in forecast silver price	1,898	2,575	(2,575)
A&R Gold Prepay Agreement - gold price derivative	Change in forecast gold price	(1,676)	5,118	(5,118)
Management of Capital Risk
The Company manages its share capital and equity settled employee benefits reserve as capital, the balance of which is $508.6 million at December 31, 2023 ($369.5 million at December 31, 2022). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going-concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.
The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or acquire new debt.
In order to maximize ongoing exploration and development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.
To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

Risks and Uncertainties

Inability to renegotiate the toll milling agreement with NGM

Pursuant to the autoclave toll milling agreement dated October 14, 2021, between Osgood LLC, Au-Reka LLC and Nevada Gold (the "Autoclave Toll Milling Agreement"), NGM agreed to process up to an aggregate of 1,000 tons/day of ore produced from the Granite Creek Project and the McCoy-Cove Project at its autoclave facilities, until the earlier of (i) the date the Lone Tree autoclave becomes fully operational, and (ii) October 14, 2024, subject to extension by mutual agreement between the parties. Ruby Hill LLC may in the future become party to the Autoclave Toll Milling Agreement, in which event- mineralized material produced from the Ruby Hill Project may also be processed at NGM's autoclave facilities.

The Company anticipates that it will process refractory material from its Granite Creek mine at the NGM autoclave facility under the Autoclave Toll Milling Agreement until such time that the Lone Tree autoclave facility is operational. Based on the Company's present estimates, the Lone Tree autoclave will not be fully operational by October 14, 2024, and as such, the Company will be dependent on the ability to reach a mutual agreement with NGM to extend of the Autoclave Toll Milling Agreement, so that the Company can continue using NGM autoclave facility until such time. There is no certainty that the Company will be able to arrive at a mutual agreement for extension of the Autoclave Toll Milling Agreement with NGM.

If the Company is unable to obtain an extension of the Autoclave Toll Milling Agreement in a timely manner (or at all), the Company will be required to seek other arrangements for the processing of refractory material from its Granite Creek mine. There can be no certainty that such arrangement can be reached in a timely manner (or at all) on terms that are acceptable to the Company. If an extension of the Autoclave Toll Milling Agreement or an alternative arrangement cannot be obtained, the Company's operations at Granite Creek mine will be disrupted until such time as an extension or alternative arrangement can be reached. In addition, as the Company is dependent on third parties' autoclave facilities, there can be no assurance that there will not be interruptions in production capabilities and/or increase in production costs or reduction in profitability as a result of toll milling arrangements.

Any interruptions in the Company's ability to process refractory material at the Granite Creek mine or, in the future, the Ruby Hill Project, will have a material adverse effect on the Company's results of operations and financial performance and condition.

Inability to Obtain Additional Financing and Reduction in Scope of Planned Business Objectives

The Company will have various capital requirements and exploration and development expenditures as it proceeds to expand exploration and development activities at its mineral properties (including the refurbishment and retrofit of the Lone Tree facilities), develop any such properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. Funds from mining operations at the Ruby Hill Mine and the Granite Creek mine are not expected to be sufficient to fund such capital requirements. The continued exploration and future development of the Company's exploration and development-stage properties will therefore depend on the Company's ability to obtain the required financing. In particular, any potential development of its projects will require substantial capital commitments, which the Company cannot currently quantify and may not currently have in place. The Company can provide no assurance that it will be able to obtain financing on favorable terms or at all. The inability to arrange additional financing could have a material adverse effect on the Company's business and financial condition.

In addition, the Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold industry in particular), the price of gold on the commodities markets (which will impact the amount of asset-based financing available) and/or the loss of key management personnel. If the Company is unable to obtain additional financing as needed, it may not be able to move forward with its planned exploration and development activities at the Ruby Hill mine, the Lone Tree project (including the refurbishment and retrofit of the Lone Tree facilities), the McCoy-Cove project, the Granite Creek mine and the Buffalo Mountain project. Any of the foregoing could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

Financing Risk

The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing debt and equity market conditions, the price of gold, the performance of the Company and other factors outlined herein. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. The inability to arrange additional financing could have a material adverse effect on the Company's business and financial condition.

If the Company raises additional funds through the sale of equity securities or securities convertible into equity securities, shareholders may have their equity interest in the Company diluted.

In addition, failure to comply with covenants under the Company’s current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on, its indebtedness or to make scheduled payments under hedging arrangements would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which could have a material adverse effect on the Company’s business and financial condition.

Failure to further develop the Ruby Hill Mine and the Lone Tree Project

The ability of the Company to sustain or increase the present level of gold and silver production is dependent on the success of its projects. Following the completion of the Asset Exchange and the Ruby Hill Acquisition, the only gold sales for the Company are from residual heap leaching operations continuing at Lone Tree and Ruby Hill. Risks and unknowns inherent in all projects include, but are not limited to: the accuracy of mineral reserve and mineral resource estimates; metallurgical recoveries; geotechnical and other technical assumptions; capital and operating costs of ongoing production of the project; the future price of gold and silver; environmental compliance regulations and restraints; political climate and/or governmental regulation and control; the accuracy of engineering; the ability to manage large-scale construction and scoping of major projects, including delays, aggressive schedules and unplanned events and conditions. The significant capital expenditures and long time period required to further develop this project are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics. The Company's ability to maintain licenses to operate the Ruby Hill Mine or the Lone Tree project is also important to the success of this project. Actual costs and economic returns may differ materially from estimates prepared by the Company, or the Company could fail or be delayed in obtaining all approvals necessary for execution of the project, in which case, the project may not proceed either on its original timing or at all. In addition, neither the Ruby Hill Mine nor the Lone Tree project may demonstrate attractive economic feasibility at low gold or silver prices.

The capital costs for each the Ruby Hill Mine and Lone Tree project may outweigh the Company's capital, financial and staffing capacity and may adversely affect the development of the Ruby Hill Mine and the Lone Tree project. The inability to further develop the Ruby Hill Mine or the Lone Tree project could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of, and compliance with, necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for the Company to, among other things, find or generate suitable sources of water and power for the project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures. It is also not unusual in the mining industry for mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring the investment of more capital than anticipated.

The Company is subject to debt and liquidity risk

As of December 31, 2023, the Company had aggregate consolidated indebtedness of approximately $180.3 million. The Company's ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness depends on the Company's future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of the Company.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.

The Company may not generate cash flow from operations in the future sufficient to service the debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company's ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

From time to time, debt instruments to which the Company may become party may require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants may limit, among other things, the Company's ability to incur further indebtedness, create certain liens on assets or engage in certain types of transactions. There are no assurances that, in the future, the Company will not, as a result of such covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with such covenants could result in an event of default under any debt instruments may allow the lenders thereunder to accelerate repayment obligations or enforce security (if any).

Fluctuating Commodity Prices

Historically, gold and other precious metals prices have fluctuated widely and are affected by numerous external factors beyond the Company’s control, including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, production and cost levels in major producing regions, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted), interest rates, terrorism and war, and other global or regional political or economic events. Resource prices have fluctuated widely and are sometimes subject to rapid short-term changes because of speculative activities. The exact effect of these factors cannot be accurately predicted, but any one of or any combination of, these factors may result in not receiving an adequate return on invested capital and a loss of all or part of an investment in securities in the Company.

No Assurance of Title

The acquisition of title to mineral projects is a very detailed and time-consuming process. Although the Company has taken precautions to ensure that legal title to its property interests is properly recorded in its name where possible, there can be no assurance that such title will ultimately be secured. Furthermore, there is no assurance that the interests of the Company in any of its properties may not be challenged or impugned. Title insurance is generally not available for mineral properties and the Company has a limited ability to ensure that it has obtained secure ownership claims to individual mineral claims. While the Company’s intention is to take all reasonable steps to maintain title to its mineral properties, there can be no assurance that the Company will be successful in extending or renewing mineral rights on or prior to expiration of their term or that the title to any such properties will not be affected by an unknown title defect.

Construction and Start-up of New Mines

The success of construction projects and the start up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/de-adsorption, recovery plants and conveyors to move minerals, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start up of new mines as planned. There can be no assurance that current or future construction and start up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Permits and Licenses

The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it presently holds all necessary licenses and permits required to carry on with activities which it is currently conducting under applicable laws and regulations, and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in regulations and in various operating circumstances. Where required, obtaining necessary licenses and permits can be a complex and time-consuming process. The costs and delays associated with obtaining necessary licenses and permits could stop or materially delay or restrict the Company from proceeding with the development of an exploration project. There can be no assurance that the Company will be able to obtain all necessary licenses and permits required to carry out exploration, development, and mining operations at its mineral projects or that the Company will be able to comply with the conditions of all such necessary licenses and permits in an economically viable manner.

Environmental Regulations and Potential Liabilities

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental hazards may exist on the properties on which the Company holds interests which are unknown at present, and which have been caused by previous or existing owners or operators of the properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration or mining operations may be required to compensate those suffering loss or damage by reason of the exploration or mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties. The potential financial exposure may be significant.

Infrastructure

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, railways, power sources and water supply are important determinants affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition, and results of operations.

Availability and Costs of Infrastructure, Energy and Other Commodities

Mining, processing, mine construction and development, capital development projects and exploration activities depend on adequate infrastructure. Reliable access to energy and power sources and water supply are important factors that affect capital and operating costs. If the Company does not have timely access to adequate infrastructure, there is no assurance that it will be able to start or continue exploiting and develop projects, complete them on timely basis or at all. There is no assurance that the ultimate operations will achieve the anticipated production volume, or that construction costs and operating costs will not be higher than estimates calculated.

The profitability of the Company’s business is also affected by the market prices and availability of commodities and resources which are consumed or otherwise used in connection with the Company’s operations and development projects such as diesel fuel, electricity, finished steel, tires, steel, chemicals, and reagents. Prices of such commodities and resources are also subject to volatile price movements, which can be material and can occur over short periods of time due to factors beyond the Company’s control.

If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s production and development activities and this could have an adverse effect on profitability. An increase in worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labor could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.

Further, the Company relies on certain key third party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction, and continuing operation of its assets. As a result, the Company’s activities are subject to a number of risks some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.

Uncertainty of Production Estimates

Future estimates of production for the Company’s mining operations are derived from a mining plan and these estimates are subject to change. There is no assurance the production estimates will be achieved and failure to achieve production estimates could have a materially adverse effect on the Company’s future cash flow, results of operations and financial condition. These plans are based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores and estimated rates and costs of production. Actual ore production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Such occurrences could result in damage to mineral properties, interruptions in production, money losses and legal liabilities and could cause a mineral property that has been mined profitably in the past to become unprofitable.
Any decrease in production or change to the timing of production or the prices realized for gold sales, will directly affect the amount and timing of the cash flow from operations. A production shortfall or any of these other factors would change the timing of the Company’s projected cash flow and its ability to use the cash to fund capital expenditures.

Dependence on Key Personnel

The Company’s success is dependent on a relatively small number of key employees. The loss of one or more of these key employees, if not replaced, could have a material adverse effect on the Company's business, results of operations and financial condition.

Dependence on Third Parties

The Company relies significantly on strategic relationships with other entities and also on good relationships with regulatory and governmental departments. The Company also relies upon third parties to provide essential contracting services. In some cases, the Company may hold interests in its properties through joint ventures where it is not the manager of the joint venture. In these situations, the joint venture decision may not accord with the Company’s stated or desired plan. There can be no assurance that existing relationships will continue to be maintained or that new ones will be successfully formed, and the Company could be adversely affected by changes to such relationships or difficulties in forming new ones. Any circumstance, which causes the early termination or non-renewal of one or more of these key business alliances or contracts, could adversely impact the Company, its business, operating results, and prospects.

Losses from, or Liabilities for, Risks which are not Insured

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development and mining. The Company may become subject to liability for pollution, cave-ins, or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would have a material, adverse effect on the Company’s financial position and results of operations.

Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operations.

Governmental Regulation

Exploration, development and mining of minerals are subject to extensive federal, state and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, water use, land use, land claims that may be brought by third parties, environmental protection and remediation, endangered and protected species, mine safety and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied or amended in a manner that could have a material adverse effect on the business, financial condition, and results of operations of the Company. The costs and delays associated with obtaining necessary licenses and permits and complying with these licenses and permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of a project. Any failure to comply with applicable laws and regulations or licenses and permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties, or other liabilities. The Company may be required to compensate those suffering loss or damage by reason of its mining operations and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. These laws and regulations are administered by various governmental authorities including the federal, state, and local governments.

Health and Safety

Mining operations generally involve a high degree of risk. Personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company has implemented various health and safety measures designed to mitigate such risks. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

Tax Matters

The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar benefits were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.

Information Technology

The Company is reliant on the continuous and uninterrupted operations of its Information Technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. Protection against cyber security incidents and cloud security, and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Labor Difficulties

Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company’s business. This would have a negative effect on the Company’s business and results of operations which might result in the Company not meeting its business objectives.

Nature of Mineral Exploration and Mining

The economics of exploring and developing mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, allowable production, importing and exporting of minerals and environmental protection.
The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The operations of the Company are also subject to all of the hazards and risks normally incidental to exploration and development of mineral properties, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. The activities of the Company may be subject to prolonged disruptions due to inclement or hazardous weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected geological formations, rock bursts, formation pressures, cave-ins, flooding, or other conditions may be encountered in the drilling and removal of material. Other risks include, but are not limited to, mechanical equipment performance problems, industrial accidents, labor disputes, drill rig shortages, the unavailability of materials and equipment, power failures, hydrological conditions, earthquakes, fires, landslides, and other Acts of God. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial position.

Estimates of Mineral Resources and Mineral Reserves

Mineral reserves and mineral resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience. Fluctuations in gold or silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties, may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should reductions in mineral resources or mineral reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined and, as a result, the volume and grade of mineral reserves mined and processed, and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves, could have a material adverse effect on the Company's results of operations and financial condition. Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

Competition

There is significant competition in the precious metals mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labor to operate the properties and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals but conduct refining and marketing operations on a global basis. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its projects. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future. Increased competition can result in increased costs and lower prices for metal and minerals produced and reduced profitability. Consequently, the revenues of the Company, its operations and financial condition could be materially adversely affected.

From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Conflicts of Interest

The directors and officers of the Company may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director is required by the Business Corporations Act (British Columbia) to disclose the conflict of interest and to abstain from voting on the matter.

There may be undisclosed risks and liabilities relating to the Company's acquisitions.

While the Company conducted substantial due diligence of the acquisitions of its various projects, including the acquisitions of Granite Creek, Ruby Hill, Lone Tree and Paycore (collectively, the "Acquisitions"), there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities relating to these projects for which the Company is not indemnified pursuant to the provisions of the agreements relating to the Acquisitions. Any such unknown or undisclosed risks or liabilities could have a material adverse effect on its business, results of operations and financial position. The Company could encounter additional transaction and integration related costs or other factors, such as the failure to realize all of the benefits anticipated in the Acquisitions. All of these factors could cause dilution to the Company's earnings per share or decrease or delay the anticipated accretive effect of the Acquisitions and cause a decrease in the market price of the Common Shares.

Failure to realize the all of the benefits of the Company's Acquisitions

There can be no assurance that management of the Company will be able to fully realize the expected benefits of the Acquisitions. There is a risk that some or all of the expected benefits in respect of the Acquisitions will fail to materialize, or may not occur within the time periods anticipated by management of the Company, or that there are additional risks and costs, such as integrated related costs, that may result in the failure to realize all of the benefits anticipated in the Acquisitions. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company.

Climate Change could have a material adverse impact on the Company's business and results of operations

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. Climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate-change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment and on local communities. Concerns around climate change may also affect the market price of our Common Shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While the Company is committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions and energy and water usage by increasing efficiency and adopting new innovation is constrained by technological advancement, operational factors, and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate-change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and our reputation and may even result in reduced demand for our products.

The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels, and extreme temperatures. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of natural disasters, such as hurricanes, earthquakes, hailstorms, wildfires, snow, ice storms, the spread of disease and insect infestations. Climate-related events such as mudslides, floods, droughts, and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labor and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate-change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

The Company may fail to maintain the adequacy of internal control over financial reporting

The Company may fail to maintain the adequacy of its internal control over financial reporting under applicable Canadian and United States laws, including as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of applicable Canadian and United States laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
In compliance with the Canadian Securities Administrators’ Regulation, we have filed certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting.
Disclosure Controls and Procedures
The CEO and the CFO have designed disclosure controls and procedures or have caused them to be designed under their supervision, in order to provide reasonable assurance that (i) material information relating to the Company has been made known to them; and (ii) information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. There were no changes made to i-80 Gold’s disclosure controls and procedures in the third quarter 2023. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2023.
Internal Control over Financial Reporting
The CEO and the CFO have also designed internal controls over financial reporting (“ICFR”) or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (COSO 2013). Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, i-80 Gold’s internal control over financial reporting. Based on this assessment management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2023.
Limitations of Controls and Procedures
Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
TECHNICAL INFORMATION
Scientific and technical information contained in this MD&A has been reviewed and approved by Tim George, PE, and Tyler Hill, CPG-12146, who are the Qualified Persons, as the term is defined in NI 43-101. For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form and other continuous disclosure documents filed by the Company on SEDAR+ at www.sedarplus.ca, and on the Company’s web-site at www.i80gold.com.
CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS
Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward looking statements. By their nature, forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company’s control, including general economic and industry conditions, volatility of commodity prices, title risks and uncertainties, ability to access sufficient capital from internal and external sources, currency fluctuations, construction and operational risks, licensing and permit requirements, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, imprecision of resource, reserve or production estimates and stock market volatility. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be inaccurate and, as such, reliance should not be placed on forward looking statements. the Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, if any, that the Company will derive there from. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable law.
Additional information relating to i-80 Gold can be found on i-80 Gold’s web-site at www.i80gold.com, SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov/edgar.